[LETTERHEAD OF GSI COMMERCE, INC.]

December 19, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for GSI Commerce, Inc. (the “Company”)

Pre-Effective Amendment No. 1 to Form S-3

File No. 333-145921 (“Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests that the above-referenced Registration Statement be declared effective on December 20, 2007, at 5 p.m., Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GSI Commerce, Inc.

By:	/s/ Arthur H. Miller
Arthur H. Miller
Executive Vice President and General Counsel

cc:	Scott Anderegg, Staff Attorney

Mara L. Ransom, Legal Branch Chief

Francis E. Dehel, Blank Rome LLP